Exhibit 99.1

Guardforce AI Announces Appointment

of New Chief Financial Officer

New York, May 17, 2021 – Guardforce AI Co., Limited (OTC Pink: GRDAF) (“Guardforce AI”), an integrated security solutions provider in Asia, today announced that its board of directors has appointed Cynthia Chung Chi Ng (Ms. Ng) as its Chief Financial Officer, effective May 17, 2021.

Ms. Ng has over 17 years of accounting and auditing experience. Ms. Ng also has experience of providing consultancy services to entities with a focus on U.S. publicly traded companies. From 2019 to 2020, she served as the Chairman of the audit committee of a company trading in the U.S. OTC market. From 2018 to 2019, Ms. Ng served as the Chief Financial Officer at Guardforce AI. In 2017, she acted as the Asian services leader in the audit business unit of Crowe Horwath LLP in Denver, Colorado. From 2013 to 2016, Ms. Ng acted as the Audit Senior Manager of GHP Horwath P.C. also in Denver, Colorado. Ms. Ng is a Certified Public Accountant (CPA) and a fellow member of the Association of Chartered Certified Accountants (ACCA). Ms. Ng received her Bachelor’s Degree in Business Administration – Accountancy & Law from City University of Hong Kong in 2003.

Terence Yap, Chairman at Guardforce AI, stated: “We are thrilled to welcome back Cynthia to Guardforce AI as our CFO. Cynthia brings a wealth of international accounting and financial reporting experience with international companies, and her extensive knowledge in this field will prove extremely valuable. I have every confidence that Cynthia will play a key role in our business as we continue to provide innovative solutions to our clients and expand our footprint across the APAC region.”

ENDS

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, please visit www.guardforceai.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. We make such forward-looking statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act, Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this press release you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions, including the risks described in the reports and other documents we file with the Securities and Exchange Commission. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date of this press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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Patrick Yu

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Phone: (+852) 2586-7877